Exhibit 99.64

DHX Media to join the S&P/TSX Smallcap Index and provides analyst call details

HALIFAX, Sept. 18, 2013 /CNW/ - DHX Media Ltd. (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content is pleased to announce its membership in the S&P/TSX SmallCap Index, and to provide analyst call details.

S&P/TSX SmallCap Index

Membership in the S&P/TSX SmallCap Index means DHX Media will be a part of an index developed with industry input as the ideal benchmark for those with small cap exposure of the Canadian equity Market. As a result of S&P Dow Jones Canadian Index Services' annual review of the index, the addition will be made at the close of trading on Friday, September 20th, 2013. The Toronto Stock Exchange (TSX) serves as the distributor of both real-time and historical data for this index. S&P Dow Jones Indices launched the S&P/TSX SmallCap Index in 1999, leveraging over a century of experience in constructing what is now over 830,000 indices worldwide.

The S&P/TSX SmallCap Index provides an investable index for the Canadian small cap market. Information on the S&P/TSX SmallCap Index can be found at http://www.spindices.com/indices/equity/sp-tsx-smallcap-index

Analyst call details

The Company will hold a conference call for analysts to discuss its Q4 2013 and Fiscal 2013 financial results on Monday, September 23rd, 2013 at 10:00 am EDT. Media and others may access this call on a listen-in basis. Conference call details are as follow:

To access the call, please dial +1(888)231-8191 toll-free or +1(647)427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855)859-2056 toll free or +1(416)849-0833, and passcode 65108819, until midnight EDT September 30, 2013.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes over 8,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Caillou, Busytown Mysteries, Inspector Gadget, Johnny Test, Animal Mechanicals, Kid vs. Kat, Super WHY!, Rastamouse, and Yo Gabba Gabba!. The company also provides programming for Cookie Jar TV, the weekend morning block on CBS. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Lisbon, Milan, Munich, Netherlands and is listed on the Toronto Stock Exchange.

About S&P Dow Jones Indices

S&P Dow Jones Indices LLC, a part of McGraw Hill Financial, is the world's largest, global resource for index-based concepts, data and research. Home to iconic financial market indicators, such as the S&P 500® and the Dow Jones Industrial AverageTM, S&P Dow Jones Indices LLC has over 115 years of experience constructing innovative and transparent solutions that fulfill the needs of investors. More assets are invested in products based upon our indices than any other provider in the world. With over 830,000 indices covering a wide range of asset classes across the globe, S&P Dow Jones Indices LLC defines the way investors measure and trade the markets. To learn more about our company, please visit www.spdji.com

SOURCE: DHX MEDIA LTD.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX MEDIA LTD.

CNW 07:35e 18-SEP-13